Exhibit 4.2

DESCRIPTION OF THE AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN
OF THOMSON REUTERS CORPORATION

PURPOSE OF THE PLAN

The purpose of our amended and restated dividend reinvestment plan is to provide holders of our common shares resident in Canada, the United States and the United Kingdom (and certain other eligible jurisdictions) with a simple and convenient method of investing cash dividends declared on our common shares in additional common shares of Thomson Reuters Corporation, without paying any brokerage commissions or service charges.

We presently pay quarterly dividends on our common shares. The rate at which we pay dividends takes into account all factors that our board considers relevant from the perspective of our company, including our available cash flow, financial condition and capital requirements. Our dividend policy is reviewed annually by the board and the decision to declare dividends is at the discretion of our board.

PARTICIPATION IN THE PLAN

Eligibility

You are eligible to participate in the plan if you are a registered or beneficial owner of common shares resident in Canada, the United States or the United Kingdom (and certain other eligible jurisdictions) and meet the requirements outlined below. Shareholders resident in other jurisdictions may be allowed to participate in the plan only if we determine that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of common shares in the jurisdiction of those shareholders. Holders of our Depositary Interests (which represent common shares) who are resident in eligible jurisdictions may also enroll in the plan.

Enrollment – Registered Shareholders

If you are a registered shareholder, you may enroll all of your common shares in the plan. To become a participant, you must complete an enrollment form and forward it to Computershare Trust Company of Canada (“Computershare”) in the manner indicated below. You may obtain an enrollment form at any time from the “Investor Relations” section of www.thomsonreuters.com or by making a request to Computershare.

Your participation in the plan will commence with the next dividend payment date after Computershare receives your enrollment form, provided Computershare receives it at least five business days before the record date of the dividend. If an enrollment form is received by Computershare after that date, that dividend will be paid to you in the usual manner and your participation in the plan will commence with the next dividend. Dividend record dates for the common shares have historically been approximately three to four weeks prior to the dividend payment dates.

If the common shares are registered in more than one name, all registered holders must sign the enrollment form. Also, if your total holding is registered in different names (e.g., full name on some share certificates and initials and surname on other share certificates), a separate enrollment form must be completed for each different registration name. If dividends from all shareholdings are to be reinvested under one account, registration must be identical.

Enrollment – Beneficial Owners of Common Shares

If you are a beneficial owner whose common shares are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or The Depository Trust Company (“DTC”) or a name other than your own, you may participate in the plan by (i) having those common shares transferred into your name directly and then enroll such common shares in the plan or (ii) make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds your common shares to enroll in the plan on your behalf, either as a nominee that delivers a completed and executed enrollment form to Computershare in the manner provided in the plan, or, if applicable, as a CDS participant or a DTC participant through enrollment by CDS or DTC, respectively.

If you are a beneficial owner of common shares and wish to enroll in the plan through a CDS participant or a DTC participant in respect of your common shares registered through CDS or DTC, appropriate instructions must be received by CDS or DTC, as applicable, from the CDS participant or DTC participant not later than such deadline as may be established by CDS or DTC from time to time, in order for the instructions to take effect on the dividend payment date to which that dividend record date relates.

Instructions received by CDS or DTC after their internal deadline will not take effect until the next following dividend payment date. CDS participants and DTC participants holding common shares on behalf of beneficial owners of common shares registered through CDS or DTC must arrange for CDS or DTC, as applicable, to enroll such common shares in the plan on behalf of such beneficial owners in respect of each dividend payment date.

If you are a beneficial owner of common shares, you should contact your broker, investment dealer, financial institution or other nominee who holds your common shares to provide instructions regarding your participation in the plan and to inquire about any applicable deadlines that the nominee may impose or be subject to and to confirm what fees, if any, the nominee may charge to enroll all or any portion of your common shares in the plan on your behalf or whether the nominee’s policies might result in any costs otherwise becoming payable by you.

Enrollment – Holders of Depositary Interests

If you are a holder of Depositary Interests representing common shares and you reside in an eligible jurisdiction, you may enroll all of your Depositary Interests in the plan. To become a participant, you must complete an enrollment form and forward it to Computershare Investor Services PLC (“Computershare UK”) in the manner indicated below. You may obtain an enrollment form at any time from the “Investor Relations” section of www.thomsonreuters.com or by making a request to Computershare UK.

Your participation in the plan will commence with the next dividend payment date after Computershare UK receives your enrollment form, provided Computershare UK receives it at least five business days before the record date of the dividend. If an enrollment form is received by Computershare UK after that date, that dividend will be paid to you in the usual manner and your participation in the plan will commence with the next dividend. Dividend record dates for the common shares have historically been approximately three to four weeks prior to the dividend payment dates.

If the Depositary Interests are registered in more than one name, all registered holders must sign the enrollment form. Also, if your total holding is registered in different names (e.g., full name on some Depositary Interest statements and initials and surname on other Depositary Interest statements), a separate enrollment form must be completed for each different registration name. If dividends from all holdings are to be reinvested under one account, registration must be identical.

As Depositary Interests represent common shares, references to common shares in the discussion below should also be read to include Depositary Interests, as applicable. In addition, references to Computershare in the discussion below should be read as references to Computershare UK, as applicable, for holders of Depositary Interests.

Depositary Interests are not being offered or sold in the United States.

Continued Enrollment

Once you have enrolled in the plan (other than through CDS or DTC), you will automatically remain enrolled until you discontinue participation, until we terminate the plan or if you change your residence to a country where residents of your new country are not eligible to participate in the plan (see “Amendment, Suspension or Termination”).

CDS or DTC, as applicable, will provide instructions to Computershare regarding the extent of its participation in the plan, on behalf of beneficial owners of common shares, in respect of every dividend payment date on which cash dividends otherwise payable to CDS or DTC, as applicable, as shareholder of record, are to be reinvested under the plan.

Any common shares acquired outside of the plan which are not registered in exactly the same name or manner as common shares enrolled in the plan will not be automatically enrolled in the plan. If you purchase additional common shares outside the plan, you are advised to contact Computershare to ensure that all common shares you own are enrolled in the plan.

For holders of common shares, death will not affect your election to participate. Upon death, your participation will remain effective until terminated by a personal representative of your estate or by us. For holders of Depositary Interests, participation will cease upon death.

Certain Limitations

You may not transfer the right to participate in the plan to another person.

Subject to applicable law and regulatory policy, we reserve the right to determine, from time to time, a minimum number of common shares that a participant must hold in order to be eligible to participate in, or continue to participate in, the plan. Without limitation, we further reserve the right to refuse participation in the plan to, or terminate the participation of, any person who, in our sole opinion, is participating in the plan primarily with a view to arbitrage trading, whose participation in the plan is part of a scheme to avoid applicable legal requirements or engage in unlawful behavior or has been artificially accumulating our securities, for the purpose of taking undue advantage of the plan to our detriment. We may also deny the right to participate in the plan to any person or terminate the participation of any participant in the plan if we deem it advisable under any laws or regulations.

METHOD OF PURCHASE

Under the terms of the plan, if you are a holder of common shares, through the enrollment form you may direct Computershare to reinvest all cash dividends on all common shares registered in your name to purchase newly issued common shares. You will not be entitled to direct payment of less than 100% of all cash dividends on the common shares you own. Cash dividends payable on common shares registered for a participant in the plan, after deduction of any applicable withholding tax, will be paid to Computershare and applied automatically by Computershare on each dividend payment date to the purchase of common shares for that participant. Your account (or, in the case of CDS and DTC, credited by Computershare to CDS and DTC, respectively, which will each in turn credit the accounts of the applicable CDS participants or DTC participants, respectively) will be credited with the number of common shares, including fractions, equal to the cash dividends reinvested for you divided by the applicable purchase price for the common shares. As discussed below in the section entitled “Fractional Common Shares”, Computershare UK will not maintain fractional holdings in Depositary Interests.

PURCHASE PRICE

The purchase price of common shares to be purchased on your behalf with reinvested cash dividends on your common shares will be the weighted average trading price for the common shares on the Toronto Stock Exchange for the five trading days preceding the record date for the dividend. Participants will not be charged any brokerage commissions or service charges and all administration costs of the plan will be paid by us. Any cash dividends payable in currencies other than Canadian currency will be translated into Canadian dollars at the applicable Canadian dollar exchange rate on the record date for the dividend (or the next business day if this day is not a business day).

FRACTIONAL COMMON SHARES

Computershare will credit your account with fractions of common shares and dividends in respect of such fractions to allow full investment of eligible funds. The rounding of any fractional interest shall be determined by Computershare using such methods as it deems appropriate in the circumstances.

Computershare UK will not maintain fractional holdings in Depositary Interests. Instead, Computershare UK will hold any residual cash left over on behalf of holders of Depositary Interests. No interest will be payable on this residual cash. The next time that a dividend is paid, this residual cash will be used to acquire additional whole Depositary Interests.

PLAN ADMINISTRATION

Computershare, as agent for plan participants, will administer the plan. Its responsibilities include:

—	receiving eligible funds;

—	purchasing and holding the common shares accumulated under the plan;

—	reporting regularly to the participants; and

—	other duties required by the plan.

Common shares purchased under the plan will be registered in the name of each participant and will be held by Computershare in the accounts of participants. We will pay all costs of administering the plan, including the fees and expenses of Computershare. Computershare will be paid fees for its services as may, from time to time, be agreed upon by Computershare and us.

REPORTS TO PARTICIPANTS

Computershare will maintain a separate account for each participant in the plan. You will receive from Computershare a detailed statement of your account following each dividend payment (or, in the case of CDS participants and DTC participants, CDS or DTC, as the case may be, will receive such statement on behalf of beneficial owners participating in the plan). This statement will set out the record date, the dividend payment date, the amount of cash dividend paid on your common shares, the amount of any applicable withholding tax, the number of common shares purchased through the plan with respect to such dividend, the purchase price per common share and the updated total number of common shares being held by Computershare for a participant’s account. Statements provided to holders of Depositary Interests will also reflect any residual cash balance.

TERMINATION FROM THE PLAN

You may terminate your participation in the plan at any time by writing to Computershare if you are a registered holder of common shares (or in the case of beneficial owners, by making arrangements to terminate your participation through your nominee).

Computershare must receive your notice of termination at least five business days before the record date for the next dividend payment. If Computershare receives your termination request after this date, the withdrawal will be effective the day following the dividend payment date. When a registered holder withdraws from the plan, certificates for whole common shares credited to its account under the plan will be issued, and a cash payment will be made for any fraction of a common share based upon the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the effective date of termination. Registered holders of common shares may alternatively request a DRS transfer (book entry registration without a certificate). Thereafter, cash dividends on any of our common shares that a registered holder continues to hold will be paid to it and will not be reinvested.

For holders of common shares, death will not affect a holder’s election to participate in the plan which will remain effective until terminated by a personal representative of your estate or by us. For holders of Depositary Interests, participation will cease upon death.

CERTIFICATES AND OWNERSHIP STATEMENTS

All common shares purchased pursuant to the plan will be credited to your individual account held by Computershare if you are a registered holder of common shares. This protects registered holders against the loss, theft or destruction of share certificates. If a registered holder requests, in accordance with this paragraph, or if a registered holder withdraws from the plan or if the plan terminates, Computershare will issue and deliver certificates for all whole common shares credited to an account. The number of common shares held for a registered holder under the plan (less any common shares for which certificates have been delivered) will be shown on a statement of account. A registered holder may request delivery of share certificates by writing to Computershare; however certificates for less than five common shares will not be issued except upon withdrawal from or termination from the plan. In no event will certificates be issued for fractional shares. Certificates will be sent to a registered holder after Computershare receives a written request.

Accounts under the plan are maintained in the names in which the common shares of the participants were registered at the time they enrolled in the plan. Consequently, certificates for shares will be similarly registered when issued.

Registered holders may alternatively request a DRS transfer (book entry registration without a certificate).

Shares purchased on behalf of holders of Depositary Interests will be transferred to the custodian of the Depositary Interest service, and a corresponding number of Depositary Interests will be credited to your relevant account.

SHAREHOLDER VOTING

For any meeting of shareholders, your common shares will be voted as you direct or you may vote by proxy or in person at the meeting of shareholders. A fractional share does not carry the right to vote.

RIGHTS OFFERINGS

If we have a rights offering pursuant to which holders of our common shares may subscribe for additional common shares or other securities, rights attributable to fractional interests held for participants under the plan will be sold by Computershare and the net proceeds will be used to acquire additional common shares and participants’ respective entitlements thereto will be credited to their accounts.

STOCK SPLITS AND STOCK DIVIDENDS

Common shares distributed pursuant to a stock dividend or a stock split on shares held by Computershare for a participant under the plan will be retained by Computershare and credited by Computershare proportionately to the accounts of the participants in the plan.

STOCK SPLITS AND STOCK DIVIDENDS

Common shares distributed pursuant to a stock dividend or a stock split on shares held by Computershare for a participant under the plan will be retained by Computershare and credited by Computershare proportionately to the accounts of the participants in the plan.

LIABILITY OF THE COMPANY AND COMPUTERSHARE

We and Computershare, in administering the plan, are not liable for any act or omission to act, including, without limitation, any claims of liability: (a) with respect to receipt or non-receipt of any payment, form or other writing purported to have been sent to us or Computershare; (b) actions taken as a result of inaccurate and incomplete information or instructions; (c) in respect of any decision to amend, suspend, terminate or replace the plan in accordance with the terms hereof; (d) in respect of the involuntary termination of your participation in the plan in the circumstances described herein; (e) with respect to the prices at which common shares are purchased for your account and the times such purchases are made; or (f) in respect of income taxes or other liabilities payable by any participant or beneficial owner in connection with their participation in the plan.

Neither we nor Computershare can assure a profit or protect against a loss on common shares purchased under the plan.

Both we and Computershare shall have the right to reject any request regarding enrollment, withdrawal or termination from the plan if such request is not received in proper form. Any such request will be deemed to be invalid until any irregularities have been resolved to our satisfaction and/or Computershare’s satisfaction. Neither we nor Computershare are under any obligation to notify any shareholder of an invalid request.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

We reserve the right to amend, modify, suspend or terminate the plan at any time, but such actions shall have no retroactive effect that would prejudice your interests. Computershare will notify you in writing of any modifications made to the plan that in our opinion may materially prejudice participants. Generally, no notice will be given to participants regarding any amendments to the plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions.  If we terminate the plan, Computershare will remit to registered holders as soon as possible, certificates for whole common shares held in their accounts under the plan and cash payments for any fraction of a common share based upon the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the effective date of termination of the plan. If we suspend the plan, Computershare will make no investment on the dividend payment date immediately following the effective date for such suspension. Any common share dividends subject to the plan and paid after the effective date of such suspension will be remitted by Computershare to the participants to whom these are due.

NOTICES

All notices from Computershare to participants will be addressed to registered holders at their last known address on Computershare’s register.  All notices, requests, elections or instructions under the plan required or permitted to be given to Computershare should be in writing and signed and should be sent to the following address:

Holders of common shares:

Computershare Trust Company of Canada
Attention: Dividend Reinvestment Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

Tel:	(800) 564-6253 (in Canada and the United States)
(514) 982-7555 (from any country)
Fax:	(888) 453-0330
Email:	service@computershare.com
Website URL:	www.computershare.com

Holders of Depositary Interests:

Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
United Kingdom

Tel:     +44 (0) 870 707 1804
Email:                               !allukglobaltransactionteam@computershare.co.uk
Website URL:                www.computershare.com

GENERAL

We reserve the right to interpret and regulate the plan as we deem necessary or desirable and any such interpretation or regulation will be final.

Unless the context requires otherwise, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include feminine and neuter genders and vice versa, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

GOVERNING LAW

The plan shall be governed and construed in accordance with the laws in force of the Province of Ontario, Canada.